

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

November 1, 2007

Mr. W. James Scilacci
Senior Vice President and Chief Financial Officer
Mission Energy Holding Company
2600 Michelson Drive, Suite 1700
Irvine, California 92612

    **Re:**    **Mission Energy Holding Company**
              **Form 10-K for Fiscal Year Ended December 31, 2006**
              **Filed February 28, 2007**
              **File No. 333-68632**

Dear Mr. Scilacci:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    William Thompson
                    Branch Chief